Progressive Wealth Management Since 1990

Shareholder Rebuttal to Alphabet, Inc. Opposition Statement
Regarding Equal Voting Rights

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Alphabet, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Alphabet shareowners are encouraged to vote FOR resolution #4:

RESOLVED: Shareholders request that our Board take all practicable steps in its control toward initiating and adopting a recapitalization plan for all outstanding stock to have one vote per share. This would include efforts at the earliest practicable time toward encouragement and negotiation with Class B shareholders to request that they relinquish, for the common good of all shareholders, any preexisting rights. This is not intended to unnecessarily limit our Board’s judgment in crafting the requested change in accordance with applicable laws and existing contracts.

Overview
Class A shareholders in Alphabet have 1 vote per share, while “super-voting shares” of insider shareholders (class B) get 10 votes per share, which the Proponent believes makes it nearly impossible for ordinary shareholders to provide meaningful input on matters put to a vote of shareholders.  According to the Proponent’s calculations, 86% of class A (outsider) shares voted in favor of last year’s proposal to give each share one vote, yet the Company appears to be making no progress on a recapitalization plan to put in place equal voting rights. The Proponent believes that shareholders who have put the most capital at risk (outsider shareholders) have no say in the issues affecting the Company because class B insiders with 10 times the voting rights of class A have unilateral control of the voting result.

Scandals at peer firms illustrate the risk of our company’s voting structure.
Facebook has a voting structure similar to our company, and the Proponent believes that the public outcry and negative press related to Facebook’s mismanagement of user data in 2017-2018 are warnings to other technology firms which collect user data. According to one news report from late March 2018, “Facebook has lost $80 billion in market value since its data scandal” (CNN Money; 3/27/18). Given that the Proponent believes that Alphabet shareholders have little to no recourse  concerning Management decisions, just like at Facebook, it is the Proponent’s opinion that a recapitalization of shares to allow one vote per share is the best way to protect  shareholder value long term.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the management’s proxy mailing.

Research has shown that our Company’s voting structure is bad for business.
A comprehensive study, Incentives vs. Control: An Analysis of U.S. Dual-Class Companies, concluded that “the more control that the insiders have, the more they can pursue strategies that are at the expense of outside shareholders”1 (emphasis added).  The authors found that ceding voting control to insiders – that is, managers unchecked by shareholder input – leads to poor performance over the long-term. Based upon this research, the Proponent feels that shareholder value is best promoted when insider voting control of the firm is separated from insider economic ownership. Insider share ownership, including stock ownership by management, has its own rewards when stock prices rise and does not need disproportionate voting control to effectively reward insiders.
A study sponsored by the Investor Responsibility Research Center Institute (IRRCi) has shown that on average and over time, companies with multiclass capital structures underperform those with a one-share, one-vote standard in which owners’ economic risk is commensurate with voting power. This IRRC study also found that over the long term, controlled companies with a one-share, one-vote structure tend to outperform all others.2

Alphabet claims that “Google has been managed with a focus on the long term” and that “we are creating a corporate structure that is designed for stability over long time horizons.  By investing in Google, you are placing an unusual long term bet on the team, especially Sergey and me, and on our innovative approach.” The Proponent is very concerned that over the long term the use of insider control at Alphabet will be used to insulate management from addressing shareholder concerns and in interests. Additionally, the Proponent believes that changing the voting structure of the firm for current shareholders by adding a new class of non-voting capital stock well after the firm has been publically traded appears to be intended solely to keep the Company firmly under insider control. The Proponent feels that this kind of willful change in the capital structure exemplifies concerns that the current management may be ignoring shareholder voices to the detriment of long-term value.

Despite the Company’s assertion, the Proponent believes that creation of non-voting stock in 2012 illustrates the problem.
The Proponent believes that claims by the Company that the “tri-class structure, with a new class of non-voting capital stock (Class C capital stock with no voting rights), was approved by votes representing a majority of our outstanding common stock at the 2012 Annual Meeting of Stockholders,” are misleading because insiders already controlled more than half of the votes due to the (then) dual-class voting structure of the firm. Despite the fact that shareholders own the majority of the firm, any resolution that insiders vote against will fail, regardless of ownership vote. In the opinion of the Proponent, without a tally of one-vote-per-share, claiming that stockholders rejected a proposal means little more than the fact that the founders and other insiders voted against it.

1 “The Effects of Dual-class Ownership on Ordinary Shareholders.” Knowledge@Wharton. 30 June 2004. <http://knowledge.wharton.upenn.edu/article/the-effects-of-dual-class-ownership-on-ordinary-shareholders/>
2 http://irrcinstitute.org/pdf/FINAL-Controlled-Company-ISS-Report.pdf

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

The Proponent believes that the current class structure is NOT in the best long-term interest of our stockholders and the current corporate governance structure is NOT sound and effective.
The current tri-class structure eliminates shareholder checks and balances over Management decisions. Over the long-term, insider control has been shown to sacrifice performance. In his analysis of the nature of economic vs. voting ownership of executives, Wharton professor Andrew Metrick concluded that “sales growth improved as insiders’ financial stakes grew, and worsened as they gained voting clout.” 3 In other words, disproportional voting rights (wherein insiders have more than one vote per share) can be detrimental to a corporation’s bottom line.  And as others point out, “With few constraints placed upon them, managers holding super-class stock can spin out of control. Families and senior managers can entrench themselves into the operations of the company, regardless of their abilities and performance. Finally, dual-class structures may allow management to make bad decisions with few consequences.”4 The Proponent also believes that the scandals related to data and privacy issues at other technology firms with unequal voting right are illustrative of the need for better shareholder oversight.

Alphabet claims that “our success is owed in large part to the leadership and vision provided by our founders” and that “through their leadership and focus on innovation and long-term growth, we have established a track record of building a strong company and creating shareholder value.” As fiduciaries, the Proponent certainly hopes they will continue to be a crucial part of Alphabet’s long-term success. However, research shows that the economic value that insiders like our company’s founders receive from ownership may incentivize long-term shareholder value, but insider control has potential to derail the positive leadership over the long-term.

Conclusion:
The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly prescriptive or burdensome.  Contrary to Company claims, Alphabet’s existing tri-class share structure are not in the best interest of the company or shareholders.

We urge you to vote “FOR” proxy item #4. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 23, 2018

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents and the filer of this document.

3 http://knowledge.wharton.upenn.edu/article/the-effects-of-dual-class-ownership-on-ordinary-shareholders/
4 http://www.investopedia.com/articles/fundamental/04/092204.asp#ixzz3XIMQvxdg

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM